13014720

JNITED STATES
ɔ AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 28 2013

Washington DC
400

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68140

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marriott Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1051 East Cary Street, Suite 1430
(No. and Street)

Richmond	Virginia	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Justin Marriott (804) 344-0952
(Area Code – Telephone Number)

B. ACCOUNTANT IDETIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Meadows Urquhart Acree and Cook LLP
(Name – *if individual, state last, first, middle name*)

1802 Bayberry Court, Suite 102 Richmond, VA 23226
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Justin Marriott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marriott Securities, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRENDA L. MOSES
Notary Public
Commonwealth of Virginia
278143
My Commission Expires 3/31/15

Justin Marriott
Signature

Managing Director
Title

Brenda L Moses
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Meadows Urquhart Acree & Cook, LLP
Certified Public Accountants

- Kelli P. Meadows
- Douglas A. Urquhart
- David C. Acree
- Shannon W. Cook

Independent Auditor's Report

To the Managing Director
Marriott Securities, LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Marriott Securities, LLC (the Company) as of December 31, 2012, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Marriott Securities, LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Meadows Urquhart Acree + Cook, LLP

Richmond, Virginia
February 26, 2013

1802 Bayberry Court * Suite 102 * Henrico, Virginia 23226 * 804.249.5786 (o) * 804.249.5781 (f)
Members: Virginia Society of Certified Public Accountants * American Institute of Certified Public Accountants

Marriott Securities, LLC

Statement of Financial Condition
December 31, 2012

Assets	
Cash and cash equivalents	$ 111,208
Note receivable	15,000
Other assets	8,482
Total assets	$ 134,690
Liabilities and Member's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 13,165
Due to related party	6,602
Deferred revenue	80,000
Total liabilities	99,767
Member's equity	34,923
Total liabilities and member's equity	$ 134,690

See Notes to Financial Statement.

Marriott Securities, LLC

Notes to Statement of Financial Condition

Note 1—Nature of Business and Summary of Significant Accounting Policies

Nature of business: Marriott Securities, LLC (formerly SMBD, LLC) (the Company) was formed under the laws of the Commonwealth of Virginia as a single member limited liability company owned by Marriott Management, LLC (the Parent). The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company brokers private placement of securities and offers merger and acquisition advisory services.

The Company is governed by the Operating Agreement of Marriott Securities, LLC. According to the terms of the Operating Agreement, after the initial contributions are made, the member has no further obligation to contribute additional amounts of capital to the Company. In addition, the liability of the member of the Company is limited to the member's equity.

A summary of the Company's significant accounting policies is as follows:

Cash equivalents: The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Such amounts are valued at cost, which approximates fair value.

Income taxes: The Company is a single member limited liability company and is not a tax paying entity for income tax purposes. Thus, no income tax expense has been recorded in the financial statements. The income or loss of the Company is passed through to the Parent and included in the computation of the Parent's taxable income.

Use of estimates: The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Customer security transactions: The Company does not handle customer funds or securities and is exempt from the provisions of the Customer Protection Rule (Rule 15c3-3) under paragraph k(2)(i).

Note 2—Note Receivable

Note receivable consists of amounts earned from providing advisory services, with a scheduled maturity of December 31, 2014. The note receivable accrues interest at 8% per year with quarterly payments, as well as includes additional interest of 8% annually that is due at maturity. The Company received interest income of $2,387 from the note receivable during the year ended December 31, 2012.

Note 3—Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital and required net capital of $11,441 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio at December 31, 2012 was 1.73 to 1.

Note 4—Related Party Transactions

The Company participates in a Management Services Agreement with Marriott & Co., LLC, a limited liability company wholly owned by the Managing Director of the Company. Under the terms of this agreement, the Company is provided with office space, furnishings, administrative personnel, and access to the equipment and supplies necessary to operate the business on a cost-reimbursement basis. The expenses incurred by Marriott & Co., LLC were allocated at cost, in proportion to the Company's utilization. The amount allocated during the year ended December 31, 2012 was $205,478.

On December 31, 2011, the Company had a balance due from Marriott & Co., LLC of $105,696, which was eliminated during 2012 through the expense allocations. On December 31, 2012 there was a balance owed to Marriott & Co., LLC of $6,602.

Note 4—Subsequent Events

Subsequent events were evaluated through the date the financial statements were available to be issued which was February 26, 2013.